UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KSW, INC.

(Name of Subject Company)

KSW, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

48268 R106

(CUSIP Number of Class of Securities)

Floyd Warkol

Chief Executive Officer

KSW, Inc.

37-16 23rd Street

Long Island City, New York 11101

(718) 361-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robb L. Tretter, Esq.

Adam M. Adler, Esq.

Bracewell & Giuliani LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 508-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities Exchange Commission (the “SEC”) by KSW, Inc., a Delaware corporation (the “Company”), on September 12, 2012 and as amended on September 19, 2012. The Statement relates to the cash tender offer by Kool Acquisition Corporation, a Delaware Corporation (the “Purchaser”), and wholly-owned subsidiary of Kool Acquisition LLC, a Delaware limited liability company (the “Parent”), both of which are direct and indirect wholly-owned subsidiaries of The Related Companies, L.P., a New York limited partnership (the “Parent Guarantor”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $5.00 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions as disclosed in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) filed by the Purchaser on September 12, 2012. The Offer to Purchase and Letter of Transmittal are filed as Exhibits(a)(1)(A) and (a)(1)(B) to the Statement, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined have the meanings ascribed to them in the Statement.

ITEM 3.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The section “Potential for Future Arrangements,” is hereby amended and restated in its entirety as follows:

“There have been no arrangements negotiated between the Company’s current management team and Parent or an affiliate of Parent regarding employment since entering into the transaction and there are none anticipated. Following the consummation of the Merger, Mr. Warkol will continue to be employed by the Surviving Company under his existing employment contract and the rest of management will continue in their respective current roles pursuant to their current employment arrangements.”

ITEM 4	THE SOLICITATION OR RECOMMENDATION

The section “Background of the Merger,” is hereby amended and restated as follows:

“The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Company Board, the representatives of the Company and other parties.

As part of its ongoing evaluation of the Company’s business, the Company Board, together with senior management, continually reviews and assesses opportunities to increase stockholder value to improve the Company’s operations and financial results and to achieve the

Company’s long-term business plan. Several years ago, the Company Board decided that the Company needed to increase its size and scope of operations, either by acquiring other businesses or combining the Company with another business by merger or otherwise. Periodically, prior to February 22, 2012, the Company’s management team had informal conversations with representatives from various parties regarding the Company in the context of the above directive of the Company Board. None of these conversations proceeded beyond the informal stage.

In the Summer of 2010, at the request of the Company Board, Floyd Warkol, the Company’s Chief Executive Officer, met with an investment banking firm that has experience in the engineering and construction industry to explore whether the Company would benefit from engaging in a sale or merger transaction. Mr. Warkol asked the investment banking firm to search its contacts in the industry for a suitable interested party for the Company. The investment banking firm was unable to find any suitable partners for the Company.

In the Fall of 2010, Mr. Warkol and Mr. Oliviero were approached by a different bank, which desired to ascertain corporate opportunities that may be available to the Company. The bank suggested a potential going-private transaction for the Company that would be consummated through an infusion of a investment from a third party. The bank was unable to identify a suitable investor to participate in such a going-private transaction and never contacted the Company’s management with any particular proposals.

Around this time, Mr. Warkol, at the direction of the Company Board, engaged in several meetings aimed at increasing value to the Company’s shareholders by identifying corporate opportunities for the Company. For example, Mr. Warkol had a preliminary discussion with the owner of an electrical contracting company to discuss a potential acquisition of that company. The Company determined not to proceed with a transaction after conducting due diligence.

In the Fall of 2011, Mr. Warkol discussed a possible transaction with a fund that owned a mechanical contractor. No specific terms were discussed at this meeting and no further discussions with this contractor were held.

On February 22, 2012, Mr. Warkol had a brief conversation with the President of a national mechanical company about the potential benefits of a combination of the two companies. Specific terms were not discussed at such meeting and no further discussions with that Company have taken place.

Over the past several years, the Company has also reached out to potential strategic partners to determine whether a business combination with those Companies would be beneficial for the Company. For example, after learning that a leading global civil and building construction company had acquired a company that provided HVAC services in the New York City region, Mr. Warkol made inquiries through an executive of that acquired company and through mutual acquaintances as to whether that organization would be interested in merging with or acquiring the Company. Similarly, Mr. Warkol spoke to the President of a subsidiary of a Fortune 500 mechanical and electrical company to explore whether they might be interested in a engaging in a merger with or acquisition of the Company. In both cases, Mr. Warkol’s efforts to identify a willing partner for the Company were not successful.

During that same time period, Mr. Warkol has also engaged in discussions with the presidents of three construction companies that have acted as sub-contractors to the Company about a possible acquisition of such companies by the Company. None of these discussions led to significant opportunities for the Company.

On May 30, 2012, at a meeting at the offices of the Parent Guarantor concerning a potential new project, Bruce A. Beal, Jr., (at the time) Executive Vice President of the Parent Guarantor, indicated Parent Guarantor’s interest in employing Mr. Warkol in an executive capacity to assist in Parent Guarantor’s future building projects. Financial terms of employment were not discussed. Subsequently, on June 4, 2012, Mr. Warkol reported such conversation to Stanley Kreitman, the Chairman of KSW’s Compensation Committee, at which time they generally discussed the possibility of suggesting to Parent Guarantor that it acquire the Company.

On June 7, 2012, Mr. Warkol discussed the potential deal with Parent Guarantor with a member of the Company Board, Ed LaGrassa. Mr. Warkol explained that such a deal would require approval of the Company Board as well as a fairness opinion. Mr. LaGrassa agreed that Mr. Warkol should pursue bringing an offer from Parent Guarantor to the Board. As such, on June 8, 2012, at a meeting with Mr. Beal, Mr. Warkol requested that, instead of employing him, that Parent Guarantor consider acquiring the Company.

At a June 21, 2012 meeting attended by Mr. Beal, Mr. Stephen M. Ross, (at the time) Chairman and Chief Executive Officer of Parent Guarantor, Mr. Jeff T. Blau, (at the time) President of Parent Guarantor, and Mr. Warkol, Parent Guarantor initially suggested that they would consider paying up to $4.50 per share to acquire the Company, subject to further diligence and negotiation of a satisfactory merger agreement. Based upon prior discussions with the Company Board, Mr. Warkol responded that he did not think that price was sufficient. Later at that meeting, a representative of the Parent Guarantor expressed that they would consider offering to pay up to $5.00 per share to acquire the Company, subject to further diligence and negotiation of a satisfactory form of merger agreement. Mr. Warkol responded that he would present that proposal to the Company Board for their consideration. There were no further discussions between the parties concerning the per share price offered; however, the parties understood that that the per share price and other terms of the proposal would be subject to the completion of due diligence, the receipt by the Company Board of a fairness opinion from the Company’s financial advisor and the negotiation and execution of definitive transaction documents.

On June 27, 2012, Mr. Oliviero and Richard W. Lucas, the Company’s chief financial officer, met with Richard O’Toole and Jennifer McCool, each an executive of the Parent Guarantor. At this meeting the representatives of the Company presented an overview of the Company’s accounting, job costing and labor tracking programs, pending litigations and work in progress. Further, on June 28, 2012, Mr. Oliviero provided the Parent Guarantor with three samples of current construction contracts to which the Company is a party.

Between June 29, 2012 and July 9, 2012, Mr. Warkol discussed a potential deal between the Company and the Parent Guarantor with Warren O. Kogan and John Cavanagh, each a member of the Company Board. As previously expressed to Mr. Lagrassa, Mr. Warkol explained that such a deal would require approval of the Company Board as well as a fairness opinion. Both Mr. Kogan and Mr. Cavanagh agreed that Mr. Warkol should pursue an offer from the Parent Guarantor that can be brought before the Company Board.

On July 9, 2012, the Company received from the Parent Guarantor a draft non-binding term sheet (the “Term Sheet”) for a potential all cash tender offer and/or merger.

In early July 2012, the Company began to actively consider the engagement of a financial advisor to analyze the fairness, from a financial point of view, of the potential Merger. On July 10, the Company engaged Sandler O’Neill & Partners, L.P. (“Sandler”) to prepare and render an opinion to the Company Board as to whether the merger consideration of $5.00 per share is fair, from a financial point of view, to the Company’s shareholders. The Company determined to engage Sandler for the purposes of obtaining the fairness opinion after Mr. Warkol and Oliviero interviewed that firm, as well as considering two other financial advisors. The Company selected Sandler over the other firms that were considered because of Sandler’s experience in issuing fairness opinions for public companies and its specific engineering industry knowledge. The Company Board was informed of the engagement of Sandler after the engagement letter between the Company and Sandler had been executed by Mr. Warkol.

On July 11, 2012, the Company, through its outside counsel, Bracewell and Giuliani, LLP (“B&G”) provided comments to the Term Sheet to the Parent Guarantor and its counsel, DLA Piper LLP (“DLA”). On July 12, 2012, B&G and DLA negotiated the terms of the Term Sheet.

That same day, Mr. Warkol met with Mr. Beal to review the Company’s current operations and to discuss Mr. Warkol’s role if the Parent Guarantor were to acquire the Company. Terms of employment were not discussed.

Also on July 12, 2012, James F. Oliviero discussed human resources matters with Jennifer McCool, an executive of the Parent Guarantor, related to certain of the Company’s benefits plans, collective bargaining agreements and the roles of various employees at the Company.

On July 13, 2012, DLA sent, via email, a revised draft of the Term Sheet to B&G.

On July 17, 2012, the Company received the Parent Guarantor’s due diligence document request. During the following weeks, the Company provided numerous documents to Parent Guarantor in response to its document request.

B&G and DLA further negotiated the final draft of the Term Sheet during a telephone conversation on July 18, 2012. On July 18, 2012 the Company executed the Term Sheet. On July 27, 2012, the Parent Guarantor executed the Term Sheet and confirmed to the Company that it was interested in continuing discussions with the Company regarding a possible acquisition of the Company.

The material terms of the term sheet were (i) the structure of the transaction being a two-step, tender offer then merger; (ii) the per share price in cash of $5.00; (iii) the granting of the Top-Up Option to the Purchaser; and (iv) that any definitive purchase agreement would contain customary non-solicitation provisions and a break-up fee. The material terms of the term sheet negotiated by the parties, through counsel, included terms relating to the Minimum Condition (upon which the Top-Up Option would be granted) and conditions relating to the employment terms of key management, which resulted in no such condition being required.

On July 18, 2012, Mr. O’Toole met at the Company’s offices with Mr. Warkol, Mr. Oliviero and Mr. Lucas to further discuss the status of the Parent Guarantor’s due diligence.

On July 31, 2012, the Company Board was provided with copies of the Term Sheet. On that same day, B&G received a draft of the Merger Agreement from DLA.

On August 2, 2012, representatives of DLA delivered an initial draft of the Stockholder Tender Agreement to B&G, and representatives of B&G delivered a revised draft of the Merger Agreement to DLA.

On August 3, 2012, B&G provided to DLA a revised draft of the Stockholder Tender Agreement.

On August 6, 2012, B&G and DLA had a discussion regarding certain open items in the draft Merger Agreement.

On August 6, 2012, Mr. O’Toole and Michael J. Brenner, the Chief Financial Officer of the Parent Guarantor, visited the Company’s offices to review the Company’s accounting procedures with representatives of the Company. They also discussed with Mr. Warkol the timing of the potential transaction.

On August 7, 2012, B&G and DLA negotiated open items in the draft Merger Agreement and the draft Stockholder Tender Agreement.

On August 7, 2012, at a regularly scheduled meeting of the Company Board, Robb Tretter of B&G, reviewed the Company Board’s responsibilities, specifically the “duty of care” and “duty of loyalty”, in considering a tender offer, and the matters that the Company Board should consider in making a determination. Mr. Tretter also gave a detailed presentation of the principle provisions in the latest draft of the Merger Agreement, and the status of negotiations. The Company Board was notified that Sandler had been engaged to render an opinion on the fairness of the merger consideration to the Company’s shareholders. Sunny Cheung of Sandler presented the Company Board with an overview of the process Sandler had employed in performing its analysis. Mr. Cheung also made a detailed presentation of the methods of valuation contained in Sandler’s draft fairness opinion and the results of Sandler’s analysis of the fair value of the Company. After a discussion, the Company Board unanimously approved a resolution authorizing the Company’s management to continue negotiations towards a definitive Merger Agreement, substantially in conformance with the executed Term Sheet and as described by Mr. Tretter at the meeting. In light of management’s past discussions, the Company did not consider seeking an increase in the Parent Guarantor”s $5.00 per share offer. Neither did the Company agree to a “go shop” provision.

The Company Board never considered a pre-signing market check because of their knowledge of the previous efforts of Mr. Warkol to explore corporate opportunities for the Company.

On August 8, 2012, DLA provided revised drafts of the Merger Agreement and the Stockholder Tender Agreement to B&G. Subsequently, B&G and DLA had several email exchanges regarding certain open issues in the Merger Agreement.

On August 10, 2012, B&G and DLA negotiated certain terms of the draft Merger Agreement related to environmental matters.

On August 13, 2012, B&G provided to DLA a responsive mark-up of the draft Merger Agreement. Subsequently, on August 16, 2012, B&G and DLA, by teleconference, negotiated certain remaining open issues in the draft Merger Agreement.

In addition, counsel to the parties negotiated certain material open items with respect to the transaction documents, generally, between August and September, including the required timing for tender under the terms of the Tender and Support Agreement, and, in the Merger Agreement, the representations and warranties, the terms and language of the non-solicitation provisions, the circumstances in which the break-up fee would be payable and the amount of the break-up fee.

On August 28, 2012, representatives of B&G delivered a preliminary draft of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 to DLA. On September 4, 2012, representatives of B&G delivered a subsequent preliminary draft of the Schedule 14D-9, which at that time contained a discussion of Sandler’s fairness opinion analysis. Additionally, on September 4, 2012, representatives of DLA delivered to B&G a preliminary draft Schedule TO and offer to purchase, comments on the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, and revised drafts of the merger agreement and tender and support agreement.

Between September 4, 2012 and September 7, 2012, representatives of DLA, B&G, the Company and Parent Guarantor engaged in a number of discussions and exchanged drafts relating to the proposed announcement of the transactions contemplated by the Merger Agreement.

Between September 5, 2012 and September 6, 2012, representatives of DLA and B&G engaged in further discussions to resolve as many of the open items as possible in the draft Merger Agreement and draft Stockholder Support Agreement, and exchanged drafts of the Merger Agreement and Stockholder Support Agreement. At the conclusion of September 6, 2012, the negotiation of the definitive Merger Agreement and Stockholder Support Agreement were substantially complete. At such time, Mr. Oliviero sent Mr. O’Toole a copy of Sandler’s presentation to be given to the Company Board on September 7, 2012, in order to indicate that the final piece of information that the Company Board required to approve the proposed Merger had been received.

On September 7, 2012, the Company Board held a meeting to consider the proposed Merger. Members of KSW management, Robb Tretter of B&G and Sunny Cheung of Sandler attended at the Company Board’s invitation. Robb Tretter reviewed with the Company Board its fiduciary duties in the context of the transaction being considered. Robb Tretter reviewed the material terms of the Merger Agreement, including the price, covenants, break-up fee, non-solicitation provisions, termination provisions and Top-up Option. He also provided a summary of the deal structure and the operation of the tender offer, Top-Up Option, and merger process if the parties were to sign the Merger Agreement. Mr. Cheung reviewed and discussed the financial analyses with respect to the Company and the Offer. Thereafter, at the request of the Company Board, Mr. Cheung rendered Sandler’s oral opinion to the Company Board (which was subsequently confirmed in writing by delivery of Sandler’s written opinion dated September 7, 2012) to the effect that, as of September 7, 2012 and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Sandler in preparing its opinion and more fully described under “Opinion of Financial Advisor to the Company Board,” the per share consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Merger Agreement was fair from a financial point of view to such stockholders. Following discussion, the Company Board unanimously approved the Merger Agreement, the Offer, and the Merger, and authorized management to execute and deliver the Merger Agreement.

After a special meeting of the Company Board on September 7, 2012, the parties executed and delivered the Merger Agreement and the Stockholder Support Agreement after the U.S. stock markets closed. On September 10, 2012, before the U.S. stock markets opened, Parent Guarantor and KSW issued a joint press release announcing the transaction. A copy of the joint press release is attached as exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

The Offer was commenced by Purchaser on September 12, 2012, and this Schedule 14D-9 was filed the same day.

Mr. Warkol is not receiving any equity in the Parent Guarantor, Parent or Purchaser as part of the transaction. Mr. Warkol will continue to be the CEO of the Surviving Company upon the Effective Time of the Merger. His duties and role post-Merger is not expected to materially change or be altered from his current duties and role at the Company.”

By inserting after the first paragraph of the sub-section “Strategic Process” under the section “Reasons for Recommendation,” the following language:

“The Company Board, for the last several years, has explored ways to increase and maximize shareholder value, such as (i) seeking strategic acquisitions to provide the Company with greater scale and scope, none of which resulted in any transactions; (ii) soliciting interest from potential acquirers, none of which resulted in a proposal, other than from the Purchaser; (iii) commencing a stock buy-back program and increasing such buy-back program, neither of which was effective in increasing shareholder value; and (iv) continuously considering increasing the size of the Company’s regular dividend and potential special dividends, each of which were deemed to be inadvisable due to the fact that the consent of the mortgage lender to the Company was required and that such payments would reduce the Company’s ability to pursue additional business opportunities.”

By amending and supplementing the section entitled “Sandler Financial Analysis and Opinion” as follows:

In the first paragraph of this section, replacing the words “proxy statement” with the word “Statement”.

Amending and supplementing the first paragraph of the sub-section entitled “Summary of Proposal” by adding the following language after the penultimate sentence of such section:

“The Company’s management believes that a certain amount of the Company’s cash should be considered “restricted” due to the minimum working capital requirements of the Company and the need for the Company to meet the liquidity requirements of its surety providers. The $7 million estimated by management to be restricted is comprised of approximately $4 million of current liabilities of the Company at any time, plus a reasonable amount of additional liquidity to meet the typical requirements of the Company’s surety providers.”

Amending and restating in its entirety the sub-section entitled “Comparable Companies Analysis” as follows:

“Comparable Companies Analysis. Sandler compared selected financial information for the Company with publicly available information for comparable construction and engineering services companies, headquartered in the United States, that provide mechanical, technical or other value-added engineering and support services and share other similar characteristics with the Company. The comparable companies are generally larger in size, more diversified (in terms of services offered and end markets served) and maintain larger geographic footprints than the Company, which only provides mechanical and value-added engineering services related to heating ventilating and air conditioning systems as well as process piping systems, primarily in the state of New York. The Company also provides project management services.

In particular, the comparable companies listed below, have a median and mean trailing 12-month revenue of approximately $4.2 billion and $4.6 billion, respectively, as of June 30, 2012, compared to the Company’s trailing 12-month revenue of approximately $82.1 million, as of June 30, 2012. In addition, the comparable companies, have a median and mean market capitalization of approximately $632.1 million and $1.7 billion, respectively, as of August 31, 2012, compared to the Company’s market capitalization of approximately $25.3 million, as of August 31, 2012. Only Willdan Group, Inc. is comparable in size to the Company. All of the comparable companies have larger geographic footprints than the Company, including the fact that AECOM Technology Corporation, EMCOR Group, Inc., Jacobs Engineering Group, Inc., KBR, Inc., Michael Baker Corporation and Tutor Perini Corporation have not only national, but international operations, while the Company only operates primarily in the state of New York. All of the comparable companies provide a wider range of services than the Company.

The peer group consisted of the following publicly traded companies:

AECOM Technology Corporation (“AECOM Technology”)	Michael Baker Corporation (“Michael Baker”)

Comfort Systems USA Inc. (“Comfort Systems”)	Primoris Services Corporation (“Primoris Services”)

EMCOR Group Inc. (“EMCOR Group”)	Tutor Perini Corporation (“Tutor Perini”)

Jacobs Engineering Group Inc. (“Jacobs Engineering”)	Willdan Group, Inc. (“Willdan”)

KBR, Inc. (“KBR”)

The analysis compared publicly available financial and market trading information for the Company and the mean and median data for the peer group as of and for the twelve-month period ended June 30, 2012. Sandler also calculated and compared various financial multiples and ratios based on pricing data as of August 31, 2012.

The results of these analyses are summarized in the table below.

	Selected Companies(1)			KSW, Inc.
	Range	Mean	Median	Trading Multiple(2)	Transaction Multiple(3)	Adjusted Transaction Multiple(4)
Enterprise Value / LTM EBITDA	4.6x – 11.0x	6.2x	5.6x	2.4x	4.2x	6.1x
Enterprise Value / LTM Revenue	0.1x – 0.4x	0.3x	0.3x	0.1x	0.2x	0.3x
Price / Book Value of Equity	0.5x – 2.1x	1.2x	1.4x	1.1x	1.4x	1.4x

[1]	Selected Companies are not adjusted for “restricted cash”
[2]	Based on Enterprise Value of $9.2million, as of August 31, 2012
[3]	Based on the Implied Enterprise Value
[4]	Based on the Adjusted Implied Enterprise Value, which is calculated by adjusting for “restricted cash”

In addition, the following table reflects certain detail regarding the selected companies.

Selected Companies(1)	Enterprise Value / LTM EBITDA	Enterprise Value / LTM Revenue	Price / Book Value of Equity
AECOM Technology	6.0x	0.4x	0.9x
Comfort Systems	11.0x	0.3x	1.5x
EMCOR Group	5.6x	0.3x	1.5x
Jacobs Engineering	7.1x	0.4x	1.4x
KBR	5.6x	0.4x	1.5x
Michael Baker	4.6x	0.3x	1.0x
Primoris Services	4.6x	0.4x	2.1x
Tutor Perini	4.8x	0.2x	0.5x
Wildan	N/A	0.1x	0.6x

[1]	Selected Companies are not adjusted for “restricted cash””

Amending and restating in its entirety the sub-section entitled “Analysis of Selected Merger Transactions” as follows:

“Analysis of Selected Merger Transactions. Sandler compared selected financial information for the Company with publicly available information for comparable mergers and acquisitions of construction and engineering services companies. The universe of precedent transactions varies significantly in both the size of the transaction and business services offered, due to the limited number of transactions with publicly available information, in the construction and engineering services space. Sandler only reviewed transactions which closed after January 2009. For each of the selected transactions, Sandler calculated and compared, based on company reports, public filings, press releases, Wall Street research estimates and other public sources, the transaction value as a multiple of EBITDA for the last twelve months and compared it against the multiples implied for the proposed transaction. The peer group consisted of the transactions listed in the table reflecting transaction details below.

Sandler selected the merger and acquisition transactions below because the target companies either operated specifically in the HVAC market or provided mechanical contracting or construction services. The median and mean annual revenues of the target companies were approximately $186.1 million and $253.2 million,1 respectively, for the most-recently reported trailing 12-months as of the time of their acquisition, compared to the Company’s trailing 12-month revenue of approximately $82.1 million, as of June 30, 2012. The median and mean annual EBITDA of the target companies were approximately $13.9 million and $18.9 million,1,2 respectively, for the most-recently reported trailing 12-months as of the time of their acquisition, compared to the Company’s trailing 12-month EBITDA of approximately $3.8 million, as of June 30, 2012. The McCaine Electric Ltd. and Wildcat Civil Services, Inc. transactions were selected because those companies were comparable in size to the Company, although the types of services that they provide and markets in which they operate significantly differ from those which the Company provides and in which it operates.

The following table presents the results of this analysis.

Selected Transactions(c)
	Proposed Transaction Multiple(a)	Proposed Adjusted Transaction Multiple(b)	Mean	Median	High	Low
Implied Transaction Value as a Multiple of LTM EBITDA	4.2x	6.1x	5.3x	5.5x	9.0x	3.1x
Implied Transaction Value as a Multiple of LTM Revenue	0.2x	0.3x	0.5x	0.4x	0.7x	0.3x

[a]	Based on the Implied Enterprise Value
[b]	Based on the Adjusted Implied Enterprise Value, which is calculated by adjusting for “restricted cash”
[c]	Selected Companies are not adjusted for “restricted cash”

[1]	Amounts converted from Canadian Dollars to United States Dollars for McCaine Electric Ltd. and Seacliff Construction Corp.
[2]	Excludes GreenStar Services Corporation as no public information is available

In addition, the following table reflects certain additional detail regarding the selected transactions.

Selected Company Acquirers(1)	Selected Company Targets(1)	Enterprise Value / LTM EBITDA Multiple(2)	Enterprise Value / LTM Revenue Multiple(2)	Date Closed
Tutor Perini	GreenStar Services Corporation	N/A	0.4x	Jul 2011
Churchill Corp.	McCaine Electric Ltd.	3.4x	0.4x	May 2011
Layne Christensen Co.	Wildcat Civil Services, Inc.	5.9x	0.6x	Feb 2011
Primoris Services	Rockford Corporation	6.4x	0.4x	Nov 2010
Comfort Systems	ColonialWebb Contractors Co. Inc.	3.1x	0.4x	Jul 2010
Churchill Corp.	Seacliff Construction Corp.	9.0x	0.7x	Jul 2010
Michael Baker	The LPA Group Incorporated	6.0x	0.6x	May 2010
Primoris Services	James Construction Group, LLC	3.4x	0.3x	Dec 2009
Insituform Technologies Inc.	Corrpro Companies, Inc.	5.1x	0.5x	Feb 2009

[1]	Selected Companies are not adjusted for “restricted cash”
[2]	Enterprise values exclude amounts attributable to potential earnouts””

Amending and supplementing the sub-section entitled “Free Cash Flow Capitalization Analysis” by adding the following table with respect to certain Free Cash Flow Calculation detail immediately after the sixth (6th) sentence of such sub-section.

“	Free Cash Flow Analysis ($ in millions) Fiscal Year Ended December 31,
	2005	2006	2007	2008	2009	2010	2011	LTM Ended 6/30/12
EBITDA	$2.9	$5.5	$6.1	$6.9	$2.5	$3.7	$2.7	$3.8

Capital Expenditures	(0.1)	(0.2)	(0.1)	(1.5)	(0.1)	(0.1)	(0.0)	(0.1)

Change in Working Capital(1)	(3.0)	3.0	(0.7)	(1.5)	(2.4)	(0.7)	0.2	(1.1)

Cash Taxes	(0.1)	(0.1)	(3.9)	(3.0)	(0.4)	(1.8)	(0.9)	(1.6)

Free Cash Flow	($0.2)	$8.1	$1.4	$0.9	($0.3)	$1.1	$2.1	$1.0

[1]

FY 2005 and FY 2006 figures have been adjusted for one-time items related to NAB Construction Corporation litigation and deferred tax valuation allowance. Such adjustments were obtained using the operating assets and operating liabilities sourced from the Company’s public financials/statement of cash flows”

ITEM 8	ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by inserting immediately after the sixth paragraph entitled “Litigation,” the following new paragraph:

“Golden Parachute Compensation

There is no golden parachute compensation for any employee of the Company. Mr. Warkol is the only employee of the Company that has an employment agreement, however, upon a change of control, it only permits Mr. Warkol to give 60 days’ notice of his intent to terminate his employment and receive his regularly scheduled salary through the date of his termination. In addition, Mr. Warkol is not receiving any additional compensation in connection with the transaction, other than payment for his shares of Company Common Stock, as disclosed in Item 3 of the Statement.”

In addition, Item 8, “Additional Information,” is hereby amended and supplemented by amending and restating the section “Forward-Looking Statements” in its entirety, as follows:

“Forward-Looking Statements

Certain statements made in this Statement that reflect management’s expectations regarding future events and economic performance are forward-looking statements. Examples of forward-looking statements include statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s annual and quarterly reports, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of Company Common Stock in the Offer; risks that the Offer and Merger will not close because of a failure to satisfy one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, franchisees, customers, vendors and other business partners; risks that stockholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability; and the risk that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. You should not rely upon forward-looking statements as predictions of future events.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

KSW, INC.

By:	/s/Floyd Warkol
Name:	Floyd Warkol
Title:	Chairman and Chief Executive Officer

Dated: October 1, 2012